Exhibit 99.1

For immediate release

DAVION HEALTHCARE PLC CONFIRMS EXPECTED NASDAQ TRADING DATE AND ANNOUNCES NEW EXECUTIVE LEADERSHIP AND OPERATING STRUCTURE

Ordinary shares expected to commence trading on Nasdaq Global Market on Thursday 22 October 2026 under ticker “DAVI”

Glenn Williams appointed Chief Executive Officer and Jeremy North Chief Operating Officer, effective on commencement of trading

New Operational Directorate established to lead commercialisation, operations, acquisitions and execution of the Group’s growth strategy

DUBLIN, IRELAND – 20 October 2026 – Davion Healthcare Plc (“Davion” or the “Company”), a next-generation digital healthcare company developing proprietary, non-invasive health monitoring technologies, today announces that its ordinary shares are expected to commence trading on the Nasdaq Global Market on Thursday 22 October 2026, under the ticker symbol “DAVI” (Nasdaq: DAVI).

Davion designs, develops and commercialises non-invasive health monitoring technologies intended to make it easier for individuals to monitor their health outside traditional clinical environments. Its core Consumer Health portfolio comprises proprietary, home-based monitoring devices designed to support the early identification of potential medical anomalies.

The Company’s flagship product is BreastCheck™, an FDA-registered, non-invasive at-home breast health screening test designed to identify potential abnormalities through changes in breast temperature. The test can be completed at home in less than 15 minutes, with results available through a mobile app or online. BreastCheck™ is intended to support proactive breast health monitoring and is not a replacement for mammography or clinical diagnosis.

The expected commencement of trading comes during Breast Cancer Awareness Month, as Davion advances the commercialisation and distribution of BreastCheck™ in the United States and internationally.

Alongside BreastCheck™, Davion is developing a broader portfolio of proprietary health monitoring technologies. These include FootFlow™, for monitoring indicators associated with circulation and diabetes-related blood flow issues; Testic™, an at-home testicular health monitoring system; ThermaDerm™, for the identification of skin anomalies; together with further technologies addressing wound monitoring, blood pressure and other areas of preventive healthcare.

Growth through commercialisation and acquisition

Davion’s growth strategy combines the commercialisation of its proprietary technologies with the acquisition of complementary healthcare businesses. Following the adoption of a direct commercialisation strategy in June 2026, the Group is developing its international manufacturing and distribution capabilities while pursuing acquisitions across medical devices, healthcare services, medical distribution, healthcare technology and diagnostics.

The Group is particularly focused on businesses capable of adding revenues, earnings, products, customers and established distribution capabilities.

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To support this strategy, Davion recently established Davion Healthcare Finance Ltd and launched a £30 million five-year senior secured bond, providing dedicated financing to support its acquisition programme.

Executive Leadership

Glenn Williams will be appointed Chief Executive Officer and Jeremy North Chief Operating Officer, with both appointments taking effect upon commencement of trading on Nasdaq.

Mr Williams is a healthcare, finance and operations executive with more than 35 years’ experience across healthcare systems, pharmaceutical and medical device companies, insurance and private equity-backed businesses. He has led or participated in more than $1 billion of M&A and due-diligence activity and previously held senior roles at Care Finders Total Care, where he helped prepare the business for its subsequent sale in a transaction valued at more than $350 million.

Mr North has more than 30 years’ experience in corporate finance, M&A, fundraising, business transformation and public markets in the United States and United Kingdom. His previous roles include CEO and CFO of CloudMade Group, where he led the turnaround and subsequent sale of the business to Stellantis, together with prior Nasdaq board experience.

The current Chief Executive Officer, Jack Kaye, will become Chairman upon commencement of trading, continuing to provide strategic guidance to the Group and its Board. Sir Eric Peacock will step down as Chairman and will remain on the Board as a Non-Executive Director.

Operational Directorate

As part of the transition to Davion’s next stage of development, the Company is establishing an Operational Directorate as its principal executive management body, responsible for the day-to-day operation of the Group and execution of its strategy.

Led by Chief Executive Officer Glenn Williams, the Directorate will include the Chief Financial Officer, Chief Operating Officer and Chief Commercial Officer, with other senior executives and advisers participating as required. Its responsibilities will include product commercialisation, international distribution, operational performance, acquisition evaluation and execution, and post-acquisition integration.

The Operational Directorate will report to the Board of Davion Healthcare Plc, which will retain responsibility for overall strategy, governance and oversight, including major financing and capital allocation decisions, material acquisitions, executive appointments and remuneration, risk management, audit, financial reporting and regulatory compliance.

The structure establishes a clear distinction between Board oversight and executive management, supporting the Group’s commercial and acquisition-led growth.

Advisors

Maxim Group LLC acted as financial advisor to the Company in connection with the Nasdaq listing.

Jack Kaye, current Chief Executive Officer and incoming Chairman of Davion Healthcare Plc, commented:

“The expected commencement of trading on Nasdaq is a major milestone for Davion and comes during Breast Cancer Awareness Month as we advance the commercialisation of our flagship BreastCheck™ technology.

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“Alongside our broader portfolio of proprietary health monitoring technologies, we intend to pursue acquisitions that add revenues, earnings and commercial capabilities to the Group.

“The establishment of the Operational Directorate, led by Glenn and supported by Jeremy and the wider executive team, provides the management structure to deliver our growth plans. I look forward to working with them as we build Davion into a substantial international healthcare company.”

Glenn Williams, incoming Chief Executive Officer, commented:

“Davion has developed a strong portfolio of proprietary healthcare technologies with significant commercial potential and has established a platform from which we can pursue both organic and acquisition-led growth.

“My focus will be on translating that potential into commercial performance: bringing products to market, expanding our distribution capabilities, strengthening the business operationally and identifying complementary acquisitions capable of accelerating the Group’s development.

“I am delighted to be joining Davion at such an important point in its development and look forward to working with Jack, Jeremy, the Board and the wider team.”

Jeremy North, incoming Chief Operating Officer, added:

“Davion has a clear opportunity to grow both organically and through acquisition. As Chief Operating Officer and a member of the Operational Directorate, my focus will be on execution: developing the Group’s operating capabilities, supporting the evaluation and completion of acquisition opportunities and ensuring that acquired businesses and technologies are integrated effectively.”

-ends-

Media Enquiries

Rosewood Communications
+44 (0) 20 7653 8702
davion@rosewoodpr.co.uk

Investor Relations Inquiries

Mark Komonoski
Partner
Integrous Communications
Toll Free: 877-255-8483
Mobile: 403-470-8384

Benjamin Jacobson III
Integrous Communications
bjacobson@integcom.us

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About Davion Healthcare Plc

Davion Healthcare Plc is a next-generation digital healthcare company developing proprietary, non-invasive health monitoring technologies designed to support the early identification of medical anomalies outside traditional clinical environments.

The Company’s flagship product, BreastCheck™, is an FDA-registered at-home breast health screening test designed to identify potential abnormalities through changes in breast temperature. Davion’s broader portfolio includes technologies addressing circulation and foot health, testicular health, skin anomalies, wound monitoring, blood pressure and other areas of preventive healthcare.

Davion’s growth strategy combines the development and commercialisation of its proprietary technologies with complementary acquisitions intended to expand the Group’s product portfolio and commercial, manufacturing and distribution capabilities.

Further information is available at www.davionhealthcare.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, those identified by words such as “believes,” “will,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects” and similar expressions.

The statements in this release are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in these forward-looking statements.

Numerous factors could cause or contribute to such differences, including, but not limited to, the results of product evaluations, studies, regulatory reviews and commercial adoption and/or other studies, clinical trials, the challenges inherent in new product development initiatives, the impact of any competitive products, the Company’s ability to license and protect its intellectual property, its ability to raise additional capital in the future, changes in government policy and/or regulation, potential litigation by or against the Company, any governmental review of its products or practices, and other risks discussed from time to time in the Company’s filings with the Securities and Exchange Commission.

The Company undertakes no obligation to update any forward-looking statements, or any information contained in this press release or in other public disclosures, at any time, except as required by applicable law.

The investing public is reminded that only announcements or information about Davion Healthcare Plc disseminated by the Company and bearing its name are considered official.

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